Exhibit 23.3

September 29, 2010

Hugh C. Martin

Chief Executive Officer

Pacific Biosciences of California, Inc.

1380 Willow Road

Menlo Park, California 94025

       RE: Scientia’s Market Research and Reports

Dear Mr. Martin,

This letter acknowledges the authorization provided by Scientia Advisors LLC (“Scientia”), a life sciences consulting firm, to Pacific Biosciences of California, Inc. (“PacBio”) whereby Scientia:

1.	Consented to the naming of Scientia, in connection with Scientia’s studies to investigate the market opportunity for sequencing technology commissioned by PacBio (the “Research”), in the Registration Statement on Form S-1, including all amendments thereto and related prospectus of PacBio, filed with the Securities Exchange Commission on August 16, 2010, File No. 333-168858.

2.	Granted PacBio permission to include references to the Research, as quoted below, in the Registration Statement.

On page 2 of the Registration Statement: “The DNA sequencing market is expected to grow from $1.2 billion in 2009 to more than $3.6 billion by 2014 according to a report commissioned on our behalf and conducted by Scientia Advisors, a life sciences consulting firm.”

On page 63 of the Registration Statement: “In 2009, the sequencing market was estimated to be $1.2 billion, which is comprised of $600 million and $600 million for first and second generation sequencing, respectively, and is expected to grow to more than $3.6 billion by 2014 according to a report commissioned on our behalf and conducted by Scientia Advisors, a life sciences consulting firm.”

This letter further certifies that the references from the Registration Statement quoted above are accurate depictions of the Research and provides Scientia’s consent to the inclusion of this letter as an exhibit to the Registration Statement.

Sincerely,

Name:	/s/ Harry Glorikian
Title:	Managing Partner

Scientia Advisors, a life sciences consulting firm